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[LOGO - ENCANA CORPORATION]

                                ENCANA CORPORATION
                                EnCana on 8th                  tel:(403)645-2000
                                1800 855 2nd Street SW
                                PO Box 2850
                                Calgary AB Canada T2P 2S5      www.encana.com

May 10, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
New Brunswick Office of the Administrator of Securities
Prince Edward Island Registrar of Securities
Nova Scotia Securities Commission
Newfoundland Department of Government Services and Lands, Securities Division Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon Territory
Registrar of Securities, Nunavut Territory
The Toronto Stock Exchange

Dear Sirs:

RE: ENCANA CORPORATION ("ENCANA") - REVISED CONSOLIDATED FINANCIAL RATIOS FOR THE PERIOD ENDED MARCH 31, 2004

Please find attached revised consolidated financial ratios for the period ended March 31, 2004 (the "Revised Consolidated Financial Ratios") which are being provided herewith to replace the financial ratios previously filed by EnCana on May 7, 2004 in respect of the unaudited Consolidated Financial Statements for the period ended March 31, 2004 (the "Interim Financial Statements"). The Revised Consolidated Financial Ratios are being filed due to a typographical error.

The Revised Consolidated Financial Ratios, provided in connection with EnCana's continuous offering of medium term notes and debt securities, and a comfort letter from PricewaterhouseCoopers LLP, in respect of the Interim Financial Statements, have been filed under the SEDAR project number for the said interim financial statements.

This filing is being done in accordance with the continuous filing obligations of National Instrument 44-102 of the Canadian Securities Administrators arising from the following documents which were filed with the securities regulatory authorities across Canada:

a) EnCana's Medium Term Note program in respect of which a Short Form Shelf Prospectus dated August 20, 2003 relating to the offering of Medium Term Notes in an aggregate principal amount of up to $1.0 billion (Sedar project no. 00562373);

b) EnCana's U.S. debt securities program in respect of which a Short Form Shelf Prospectus dated August 22, 2002 relating to the offering of debt securities in an aggregate principal amount of up to US $2.0 billion debt securities (Sedar project no. 00471451); and

c) EnCana Holdings Finance Corp.'s U.S. debt securities program in respect of which a Short Form Shelf Prospectus dated March 26, 2004, relating to the offering of debt securities (guaranteed by EnCana) in an aggregate principal amount of up to US$2.0 billion debt securities (SEDAR project no. 00622960).

Yours truly,

ENCANA CORPORATION

[SIGNED] PATRICIA M. ORR

PATRICIA M. ORR
Assistant Corporate Secretary